Putnam Investments

100 Federal Street

Boston, MA 02110

November 10, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Timothy Worthington, Esq.

Re:	Comments on Post-Effective Amendment No. 50 under the Securities Act of 1933, as amended, and Amendment No. 51 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-117134 and 811-21598) (the “Registration Statement”) of Putnam Target Date Funds (the “Registrant”), on behalf of Putnam RetirementReady 2025 Fund, Putnam RetirementReady 2030 Fund, Putnam RetirementReady 2035 Fund, Putnam RetirementReady 2040 Fund, Putnam RetirementReady 2045 Fund, Putnam RetirementReady 2050 Fund, Putnam RetirementReady 2055 Fund, Putnam RetirementReady 2060 Fund, Putnam RetirementReady 2065 Fund, and Putnam RetirementReady Maturity Fund (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2022 (the “485(a) Amendment”)

Dear Mr. Worthington:

This letter responds to the comments that you provided to Peter T. Fariel of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and Timothy F. Cormier and Vania Cornelio of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on August 17, 2022 regarding the 485(a) Amendment. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. These responses, as applicable, will be reflected in the definitive version of the Registrant’s 485(b) filing pertaining to the Funds on Form N-1A expected to be filed with the Commission on or around February 10, 2023 (the “485(b) Amendment”).1 References to specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

1 As discussed with you on August 17, Putnam Management has determined that the repositioning of the Funds as an environmental, social, and governance- (“ESG”) focused target date suite (the “Repositioning”) will not occur until the first quarter of 2023 (currently expected to occur on or around February 10, 2023). Prior to that date, the Funds’ routine annual update will be filed on or around November 28, 2022, with a designated effective date of November 30, 2022. Because of this intervening annual update filing, the Registrant expects to make another Registration Statement amendment filing pursuant to Rule 485(a) to reflect the Repositioning shortly following the annual update, which will contain substantially identical information to that contained in the 485(a) Amendment, and will also include disclosure updates in response to the Commission Staff’s comments addressed in this letter and updated fee, expense, and financial data for the Funds’ most recently completed fiscal year. The Registrant has made two delaying amendment filings with respect to the 485(a) Amendment and intends to make a final delaying amendment filing on or around November 16 so that the 485(a) Amendment will not become effective prior to the annual update filing at the end of November.

General Comment

1.	Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. Please finalize the Registration Statement filed as the 485(b) Amendment with all brackets removed and all material information provided. If a comment results in a change to the disclosure language, please include the revised disclosure in this letter. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR. The Registrant also confirms that it will revise the Registration Statement filed as the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant further confirms that if a comment results in a change to the disclosure language, it will include the revised disclosure in this letter (or in Appendix A to this letter). The Registrant acknowledges that it is responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary – Fees and expenses

2.	Comment: Please bold the following language: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Registrant confirms that the requested change will be made.

Fund summary – Investments, risks, and performance – Investments

3.	Comment: The first sentence of the first paragraph of the “Investments” section states that the Funds “invest in exchange-traded funds (“ETFs”) that focus on investments with positive sustainability or environmental, social, and governance (“ESG”) characteristics, referred to as underlying funds.” The first sentence of the second paragraph in that section then states that “[u]nder normal circumstances, the fund will invest in underlying funds such that, in the aggregate, it has indirect exposure to investments that meet Putnam Management’s or PanAgora’s, as applicable, sustainability or ESG criteria and that represent at least 80% of the value of its net assets.” Please describe each underlying fund’s definition of ESG, areas of ESG focus, and related sustainability or ESG criteria.

Response: The Registrant notes that detailed information regarding each underlying fund’s definition of ESG, areas of ESG focus, and related sustainability or ESG criteria is included in the section “What are the funds’ and each underlying fund’s main investment strategies and related risks?” of the Funds’ prospectus. The Registrant has also determined to include a description of each underlying fund’s ESG investment process in the “Investments” section of the prospectus for each Fund under the heading “Information about each underlying fund’s investment strategy,” which includes a discussion of each underlying fund’s definition of ESG, areas of ESG focus, and related sustainability or ESG criteria. Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment.

4.	Comment: Please explain in the “Investments” section how the Funds’ managers consider ESG criteria in making investment decisions.

Response: The Registrant notes that a discussion of how each underlying fund’s managers consider ESG or other sustainability criteria in making investment decisions is included in the section “What are the funds’ and each underlying fund’s main investment strategies and related risks?” of the Funds’ prospectus. The Registrant has also determined to include a description of each underlying fund’s ESG investment process in the “Investments” section of the prospectus for each Fund under the heading “Information about each underlying fund’s investment strategy,” which includes a discussion of how each underlying fund’s managers consider ESG or other sustainability criteria in making investment decisions. Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment.

5.	Comment: In the “Investments” section, please explain how ESG criteria are weighed against one another.

Response: The Registrant notes that the relative weightings that an underlying fund’s managers ascribe to ESG or other sustainability criteria are not constant and may change over time, and, therefore, declines to add a specific discussion of how ESG or sustainability criteria are weighed against one another. The Registrants confirms, however, that a discussion of how each underlying fund’s managers identify and analyze ESG or other sustainability criteria is included in the section “What are the funds’ and each underlying fund’s main investment strategies and related risks?” of the Funds’ prospectus. The Registrant has also determined to include a description of each underlying fund’s ESG investment process in the “Investments” section of the prospectus for each Fund under the heading “Information about each underlying fund’s investment strategy,” which includes a discussion of how each underlying fund’s managers identify and analyze ESG or other sustainability criteria. Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment.

6.	Comment: In the second paragraph of the “Investments” section, please consider describing the range of asset classes, capitalization range, and geographic locations in which each underling fund may invest.

Response: The Registrant confirms that the requested disclosure will be added to the “Investments” section of the prospectus for each Fund, under the heading “Information about each underlying fund’s investment strategy.” Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment.

7.	Comment: In the “Investments” section, please describe the criteria each Fund’s managers use in determining what issuers they consider to have ESG characteristics, consistent with each Fund’s chosen ESG definition or focus. In particular, please discuss whether a Fund’s managers select investments with reference to, for example, an ESG index, ESG scores, or data from a third-party ratings organization, a proprietary screening (as well as criteria that the screen applies), or a combination of the above methods.

Response: The Registrant notes that a discussion of the criteria each underlying fund’s managers use in determining what issuers they consider to have ESG or other sustainability characteristics is included in the section “What are the funds’ and each underlying fund’s main investment strategies and related risks?” of the Funds’ prospectus. The Registrant has also determined to include a description of each underlying fund’s ESG investment process in the “Investments” section of the prospectus for each Fund under the heading “Information about each underlying fund’s investment strategy,” which includes a discussion of the criteria each underlying fund’s managers use in determining what issuers they consider to have ESG or other sustainability characteristics. Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment.

8.	Comment: In the “Investments” section, please explain (i) whether a Fund’s ESG criteria are applied to every investment it makes or only to some of its investments and (ii) whether ESG criteria are the exclusive criteria considered by the Funds when making investment decisions or whether additional criteria are considered.

Response: The Registrant confirms that the requested disclosure will be added to the “Investments” section of the prospectus for each Fund under the heading “Information about each underlying fund’s investment strategy.” Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment and which includes the following statement (tailored as appropriate for each underlying fund) with respect to each underlying fund’s ESG process:

Putnam Management or PanAgora, as applicable, may not apply ESG or sustainability criteria to investments that are not subject to the underlying fund’s 80% policy, and such investments may not meet Putnam Management’s or PanAgora’s, as applicable, ESG or sustainability criteria.

9.	Comment: The second paragraph of the “Investments” section states that, “[u]nder normal circumstances, the fund will invest in underlying funds such that, in the aggregate, it has indirect exposure to investments that meet Putnam Management’s or PanAgora’s, as applicable, sustainability or ESG criteria and that represent at least 80% of the value of its net assets.” Please supplementally confirm whether the underlying funds also have an 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act with respect to sustainability or ESG criteria.

Response: The Registrant confirms that, as disclosed in the “What are the funds’ and each underlying fund’s main investment strategies and related risks?” section of the Funds’

prospectus, each underlying fund has adopted an 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act with respect to sustainability or ESG criteria. The Registrant also notes that each underlying fund’s 80% investment policy will be added to the “Investments” section of the prospectus for each Fund under the heading “Information about each underlying fund’s investment strategy.” Please see Appendix A to this letter for the above-referenced disclosure, which will be included in the 485(b) Amendment.

10.	Comment: Please disclose the expected allocation of each Fund after it reaches the target date specified in its name.

Response: The Registrant respectfully declines to add any additional disclosure regarding each Fund’s expected allocation after it reaches the target date specified in its name because the following disclosure regarding each Fund’s target allocation near the end of its target year is already included in the “Investments” section:

It is assumed that investors will begin gradual withdrawals from the fund at around the target date. Near the end of the target date year, the fund’s target allocations will correspond to those of Putnam Sustainable Retirement Maturity Fund (Maturity Fund), a fund that seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital, and the fund will be merged into Maturity Fund.

Fund summary – Investments, risks, and performance – Risks

11.	Comment: Please tailor “Foreign investment risk” and “Geographic focus risk” to reflect any risks that are specific to ESG investing.

Response: The Registrant confirms that “Foreign investment risk” and “Geographic focus risk” will be revised as follows:

Foreign investment risk. The value of international investments traded in foreign currencies may be adversely impacted by fluctuations in exchange rates. International investments, particularly investments in emerging markets, may carry risks associated with potentially less stable economies or governments (such as the risk of seizure by a foreign government, the imposition of currency or other restrictions, or high levels of inflation), and may be or become illiquid. There may be less publicly-available information, or less reliable publicly-available information, about foreign companies (including information related to companies’ ESG practices), particularly with respect to emerging market companies, than publicly-available information regarding U.S. companies. As a result, an underlying fund’s ability to evaluate a foreign company, including with respect to its ESG or sustainability practices, may be more limited than its ability to evaluate a U.S. company.

Geographic focus risk. From time to time, an underlying fund may invest a significant portion of its assets in companies in one or more related geographic regions, industries or sectors, such as European and Asian countries, which would make the fund more vulnerable to adverse developments affecting those geographic regions, industries or sectors, including political, economic, or other developments adversely impacting ESG or sustainable investing.

12.	Comment: Please ensure that the discussion regarding the risks of investing in derivatives that appears under the subheading “Derivatives risk” under the heading “Investment Strategy-Related Risks of the Underlying Funds” is appropriately tailored for each type of derivative instrument that the Funds are expected to use as part of their principal investment strategies. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”). Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

Response: The Registrant notes that, because the Funds will be structured as funds-of-funds and will only directly invest in the underlying funds, the Funds will not invest in derivatives. The Registrant, however, has reviewed the disclosure regarding the risks of investing in derivatives that appears under the subheading “Derivatives risk” under the heading “Investment Strategy-Related Risks of the Underlying Funds” in light of the Barry Miller Letter and Item 4(b) of Form N-1A and consulted with Putnam Management, the investment adviser to the underlying funds, regarding this disclosure. Based on its review of the disclosure and discussions with Putnam Management, the Registrant believes that the disclosure appropriately summarizes the principal risks associated with the derivative instruments that the underlying funds are expected to use as part of their principal investment strategies. Nonetheless, the Registrant intends to revise the disclosure under the subheading “Derivatives risk” as follows:

Derivatives risk. An underlying fund’s use of derivatives may increase the risks of investing in the underlying fund by increasing investment exposure (which may be considered leverage) or, in the case of many over-the-counter instruments, because of the potential inability to terminate or sell derivatives positions and the potential failure of the other party to the instrument to meet its obligations. The value of derivatives may move in unexpected ways due to unanticipated market movements, the use of leverage ~~or other factors, especially in unusual market conditions, and may result in increased volatility~~, imperfect correlation between the derivative instrument and the reference asset, or other factors, especially in unusual market conditions, and volatility in the value of derivatives could adversely impact the fund’s returns, obligations and exposures. Derivatives are also subject to other risks, including liquidity risk (e.g., liquidity demands arising from the requirement to make payments to a derivative counterparty), operational risk (e.g., settlement issues or system failure), and legal risk (e.g., insufficient legal documentation or contract enforceability issues).

In addition, the Registrant intends to revise the disclosure under the subheading “Derivatives risk” in the “What are the funds’ and each underlying fund’s main investment strategies and related risks?” section of the Funds’ prospectus as follows:

Derivatives risk. An underlying fund may engage in a variety of transactions involving derivatives, such as futures, certain foreign currency transactions, options, warrants, credit default, total return and interest rate swap contracts and to-be-announced (TBA)

commitments. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, pools of investments, indexes or currencies. The underlying funds may make use of “short” derivative~~s~~ positions, the values of which typically move in the opposite direction from the price of the underlying investment, pool of investments, index or currency. The underlying funds may use derivatives both for hedging and investment purposes. For example, an underlying fund manager may use derivatives to increase or decrease an underlying fund’s exposure to long or short-term interest rates (in the United States or abroad), to adjust the term of the underlying fund’s U.S. Treasury security exposure, to adjust the underlying fund’s positioning on the yield curve (a line that plots interest rates of bonds having equal credit quality but differing maturity dates) or to take tactical positions along the yield curve or to a particular currency or group of currencies, or as a substitute for a direct investment in the securities of one or more issuers.

However, an underlying fund manager may also choose not to use derivatives, based on an evaluation of market conditions or the availability of suitable derivatives. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Derivatives involve special risks and may result in losses. The successful use of derivatives depends on an underlying fund manager’s ability to manage these sophisticated instruments. Some derivatives are “leveraged,” which means they provide an underlying fund with investment exposure greater than the value of an underlying fund’s investment in the derivatives. As a result, these derivatives may magnify or otherwise increase investment losses to an underlying fund. The risk of loss from certain short derivative~~s~~ positions is theoretically unlimited. The value of derivatives may move in unexpected ways due to unanticipated market movements, the use of leverage, imperfect correlation between the derivative instrument and the reference asset, or other factors, especially in unusual market conditions, and ~~may result in increased~~ volatility in the value of derivatives could adversely affect the underlying fund’s returns, obligations and exposures.

Other risks arise from the potential inability to terminate or sell derivative~~s~~ positions. Derivatives may subject the underlying fund to liquidity risk due to the obligation to make payments of margin, collateral, or settlement payments to counterparties. A liquid secondary market may not always exist for an underlying fund’s derivative~~s~~ positions. In fact, ~~many~~ certain over-the-counter instruments (investments not traded on an exchange) ~~will~~ may not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative~~s~~ transaction ~~will~~ may not be willing or able to meet its obligations with respect to the derivative transaction. The risk of a party failing to meet its obligations may increase if the underlying fund has significant exposure to that counterparty. Derivative transactions may also be subject to operational risk, including due to documentation and settlement issues, system failures, inadequate controls and human error, and legal risk due to insufficient documentation, insufficient capacity or authority of a counterparty, or issues with respect to the legality or enforceability of the derivative contract. For further information about additional types and risks of derivatives ~~and the funds’ asset segregation policies~~, see Miscellaneous Investments, Investment Practices and Risks in the SAI.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the 485(a) Amendment or with respect to this comment response letter may be directed to the undersigned by phone at (617) 760-0023 or by email at Peter_Fariel@putnam.com. Thank you for your assistance.

Sincerely yours,

Peter T. Fariel

Putnam Investment Management, LLC

cc: Timothy F. Cormier, Ropes & Gray LLP

James E. Thomas, Ropes & Gray LLP

Appendix A

Information about each underlying fund’s investment strategy

Putnam Sustainable Leaders ETF (“Sustainable Leaders ETF”)

Sustainable Leaders ETF invests mainly in common stocks of U.S. companies of any size, with a focus on companies that Putnam Management believes exhibit a commitment to financially material sustainable business practices. In evaluating investments for Sustainable Leaders ETF, Putnam Management views “financially material sustainable business practices” as business practices that it believes are reasonably likely to impact the financial condition or operating performance of a company and that relate to environmental, social, or corporate governance issues.

Putnam Management identifies relevant environmental, social, or corporate governance issues on a sector-specific basis using an internally developed materiality map, which is informed by the sustainability issues identified by the Sustainability Accounting Standards Board as material to companies within a particular industry. A materiality map provides a guide to understanding which ESG criteria are more or less important for a given sector or subsector; it includes those ESG criteria that may be reasonably likely to influence investment decision-making. Putnam Management constructs the materiality map by evaluating the significance of specified ESG criteria (i.e., board structure and composition, diversity, equity and inclusion, or climate change risk, among others) in specific industries (i.e., consumer, healthcare, financials, etc.), subsectors, or countries. Putnam Management then categorizes the relevance of these ESG criteria for each industry, subsector, or country. As part of this analysis, Putnam Management may utilize metrics and information such as emissions data, carbon intensity, sources of energy used for operations, water use and re-use, water generation, waste diversion from landfill, employee safety and diversity data, supplier audits, product safety, board composition, and incentive compensation structures. Stocks of companies that exhibit a commitment to financially material sustainable business practices are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. Sustainable Leaders ETF may consider, among other factors, a company’s sustainable business practices (as described below), valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

Under normal circumstances, Sustainable Leaders ETF invests at least 80% of the value of its net assets in securities that meet Putnam Management’s sustainability criteria. These criteria are based on the proprietary materiality map described above. In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy is non-fundamental and may be changed only after 60 days’ notice to shareholders. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of

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issuers and does not rely solely on third-party screens. Putnam Management may not apply sustainability criteria to investments that are not subject to Sustainable Leaders ETF’s 80% policy, and such investments may not meet Putnam Management’s sustainability criteria.

Putnam Sustainable Future ETF (“Sustainable Future ETF”)

Sustainable Future ETF invests mainly in common stocks of U.S. companies of any size, with a focus on companies whose products and services Putnam Management believes provide solutions that directly contribute to sustainable social, environmental and economic development.

Putnam Management’s approach to sustainable investing incorporates fundamental research together with consideration of sustainable environmental, social and economic development impact. Putnam Management believes that companies whose products and services produce positive environmental, social and economic development impact also often demonstrate potential for strong financial growth. Under normal circumstances, Sustainable Future ETF invests at least 80% of the value of its net assets in securities that meet Putnam Management’s sustainability criteria. These criteria are based on a proprietary sustainability solutions map that links to the United Nations Sustainable Development Goals. In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy is non-fundamental and may be changed only after 60 days’ notice to shareholders. In selecting each investment, Putnam Management considers the extent to which a company’s products or services may provide solutions to forward-looking sustainability needs, creating positive impact in environmental, social and economic development areas. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens. Putnam Management may not apply sustainability criteria to investments that are not subject to Sustainable Future ETF’s 80% policy, and such investments may not meet Putnam Management’s sustainability criteria.

Putnam PanAgora ESG International Equity ETF (“PanAgora International Equity ETF”)

Putnam PanAgora ESG Emerging Markets Equity ETF (“PanAgora Emerging Markets Equity ETF”)

PanAgora International Equity ETF invests mainly in common stocks (growth or value stocks or both) of companies of any size outside the United States with a focus on companies that PanAgora International Equity ETF’s subadviser, PanAgora, believes offer attractive benchmark-relative returns and exhibit positive ESG metrics. Under normal circumstances, PanAgora International Equity ETF invests at least 80% of its net assets in equity securities of companies that meet PanAgora’s ESG criteria. PanAgora may not apply ESG criteria to investments that are not subject to PanAgora International Equity ETF’s 80% policy, and such investments may not meet PanAgora’s ESG criteria.

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PanAgora Emerging Markets Equity ETF invests mainly in common stocks (growth or value stocks or both) of emerging markets companies of any size with a focus on companies that PanAgora Emerging Markets Equity ETF’s subadviser, PanAgora, believes offer attractive benchmark-relative returns and exhibit positive ESG metrics. Under normal circumstances, PanAgora Emerging Markets Equity ETF invests at least 80% of its net assets in equity securities of emerging markets companies that meet PanAgora’s ESG criteria. PanAgora may not apply ESG criteria to investments that are not subject to PanAgora Emerging Markets Equity ETF’s 80% policy, and such investments may not meet PanAgora’s ESG criteria.

In evaluating and selecting investments for each of PanAgora International Equity ETF and PanAgora Emerging Markets Equity ETF, PanAgora employs a proprietary framework using quantitative models that identify companies that offer above-market return potential based on their ESG metrics, together with other proprietary factors measuring a company’s financial and operational health, and then construct a portfolio that integrates return potential and ESG metrics. While PanAgora may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens.

PanAgora believes that the manner in which a company addresses environmental issues is relevant to the company’s productivity and management capability. PanAgora uses advanced statistical and machine learning techniques, together with third-party and proprietary data sources, in evaluating companies’ ESG metrics and return potential. As part of its analysis of a company, PanAgora may utilize metrics and information regarding the company’s carbon emissions, water use and pollution. PanAgora believes that social concerns such as employee happiness are relevant to overall company productivity and the company’s position within its industry. As part of its analysis of social concerns, PanAgora may use metrics and information regarding employee sentiment, gender diversity, corporate benefits and corporate culture. PanAgora believes that the manner in which a company is governed may have a significant impact on the company’s value. As part of its analysis of company governance, PanAgora may use metrics and information regarding a company’s compensation practices, board experience, accounting practices and degree of candor in corporate communication. The ESG metrics and information used in the portfolio construction process may change over time and may not be relevant to all companies that are eligible for investment by each of PanAgora International Equity ETF and PanAgora Emerging Markets Equity ETF.

PanAgora will assign each company an ESG rating based on proprietary ESG scores plus other proprietary factors measuring a company’s financial and operational health. In order to meet PanAgora’s ESG criteria, a company must have an ESG rating above 0, reflecting more positive characteristics. PanAgora assigns companies an ESG rating that ranges from -2 to +2, although the range of scores may change over time.

Putnam ESG Core Bond ETF (“Core Bond ETF”)

Putnam ESG High Yield ETF (“High Yield ETF”)

Putnam ESG Ultra Short ETF (“Ultra Short ETF”)

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Core Bond ETF invests mainly in a diversified portfolio of investment-grade fixed-income securities with a focus on companies or issuers that Putnam Management, Core Bond ETF’s investment manager, believes meet relevant ESG criteria on a sector-specific basis. Under normal circumstances, Core Bond ETF invests at least 80% of the value of its net assets in fixed-income securities that meet Putnam Management’s ESG criteria. Putnam Management may not apply ESG criteria to investments that are not subject to Core Bond ETF’s 80% policy, and such investments may not meet Putnam Management’s ESG criteria. Core Bond ETF invests mainly in bonds of governments and private companies located in the United States that are investment-grade in quality with intermediate- to long-term maturities (three years or longer). Core Bond ETF may also invest in foreign fixed income investments, although foreign investments do not represent a primary focus of Core Bond ETF.

High Yield ETF invests mainly in bonds that are below investment grade in quality (sometimes referred to as “junk bonds”) with a focus on companies or issuers that Putnam Management, High Yield ETF’s investment manager, believes meet relevant ESG criteria on a sector-specific basis. High Yield ETF invests mainly in bonds that also have one or more of the following characteristics: (1) are obligations of U.S. companies or issuers and (2) have intermediate- to long-term maturities (three years or longer). Under normal circumstances, High Yield ETF invests at least 80% of the value of its net assets in fixed-income securities rated below investment grade that meet Putnam Management’s ESG criteria. Putnam Management may not apply ESG criteria to investments that are not subject to High Yield ETF’s 80% policy, and such investments may not meet Putnam Management’s ESG criteria.

Ultra Short ETF invests in a diversified short-duration portfolio of fixed-income securities comprised of investment-grade money market and other fixed-income securities, including U.S. dollar-denominated foreign securities of these types, with a focus on companies or issuers that Putnam Management believes meet relevant ESG criteria, on a sector-specific basis. Under normal circumstances, Ultra Short ETF invests at least 80% of the value of its net assets in fixed-income securities that meet Putnam Management’s ESG criteria. Putnam Management may not apply ESG criteria to investments that are not subject to Ultra Short ETF’s 80% policy, and such investments may not meet Putnam Management’s ESG criteria.

In evaluating investments for each of Core Bond ETF, High Yield ETF and Ultra Short ETF, Putnam Management identifies relevant ESG criteria on a sector-specific basis using an internally developed materiality map, which is informed by the ESG issues identified by the Sustainability Accounting Standards Board as material to companies or issuers within a particular industry. A materiality map provides a guide to understanding which ESG criteria are more or less important for a given sector or subsector; it includes those ESG criteria that may be reasonably likely to influence investment decision-making. Putnam Management constructs the materiality map by evaluating the significance of specified ESG criteria (i.e., board structure and composition, diversity, equity and inclusion, or climate change risk, among others) in specific industries (i.e., consumer, healthcare, financials, etc.), subsectors, or countries. Putnam Management then categorizes the relevance of these ESG criteria for each industry, subsector, or country. As part of this analysis, Putnam Management may utilize metrics and information such as emissions data, carbon intensity, sources of energy used for operations, water use and re-use, water generation, waste diversion from landfill, employee safety and diversity data, supplier audits, product safety,

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board composition, and incentive compensation structures. After evaluating these criteria, Putnam Management will assign each company or issuer, as applicable, a proprietary ESG rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s ESG criteria for purposes of the above-referenced 80% investment policy, a company or issuer must be rated 2 or 1 by Putnam Management. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely solely on third-party screens.

The approach to ESG investing for each of Core Bond ETF, High Yield ETF and Ultra Short ETF incorporates fundamental research together with consideration of ESG criteria which may include, but are not limited to, those included in the following descriptions. Environmental criteria include, for example, a company’s or issuer’s carbon intensity and use of resources like water or minerals. ESG measures in this area might include plans to reduce waste, increase recycling, raise the proportion of energy supply from renewable sources, or improve product design to be less resource intensive. Social criteria include, for example, labor practices and supply chain management. ESG measures in this area might include programs to improve employee well-being, commitment to workplace equality and diversity, or improved stewardship of supplier relationships and working conditions. Corporate governance criteria include, for example, board composition and executive compensation, as well as bondholders’ rights. ESG measures in this area might include improvements in board independence or diversity, or alignment of management incentives with the company’s or issuer’s strategic ESG objectives.

Putnam Management uses a sector-specific approach in evaluating investments for Core Bond ETF, High Yield ETF and Ultra Short ETF. For Core Bond ETF and Ultra Short ETF, in the corporate credit sector, Putnam Management combines fundamental analysis with relevant ESG insights with a forward-looking perspective. Putnam Management believes that this approach contributes to a more nuanced assessment of an issuer’s credit profile, which can limit tail risk in credit portfolios (i.e., the risk that the price of a portfolio may decrease by more than three standard deviations from its current price) and ratings volatility.

For Core Bond ETF and Ultra Short ETF, Putnam Management believes that securitized debt instruments present unique challenges in applying ESG criteria due to the presence of various asset types, the counterparties involved, and the complex structure of the securitized debt market along with a lack of available ESG-related data. In evaluating securitized debt instruments for potential investment for Core Bond ETF and Ultra Short ETF, Putnam Management takes a broad approach, analyzing both the terms of the transaction, including the asset type being securitized and structure of the securitization, as well as key counterparties. Opportunities are analyzed at the asset level within each securitization and each subsector to identify assets that meet relevant ESG thresholds. Additionally, in evaluating securitized debt instruments, Putnam Management analyzes relevant ESG criteria regarding the originator, servicers, or other relevant counterparties. In the sovereign

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debt sector, Putnam Management uses quantitative modeling and fundamental research to evaluate countries across a variety of ESG criteria (i.e., natural resource dependence and level of public corruption) and non-ESG criteria (i.e., global economic conditions, market valuations and technicals). Putnam Management believes that sovereign issuers with better ESG scores generally benefit from lower borrowing costs and that ESG criteria may influence the perception of the credit risk of a country’s debt. Countries are evaluated both on current ESG metrics and the extent of recent progress.

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